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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of September, 2002


                            AETERNA LABORATORIES INC.
                           ---------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F                     Form 40-F  X
                       -----                         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes                No  X
                           -----             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                  EXHIBIT INDEX

EXHIBIT DESCRIPTION                                                        PAGE

1.     Press Release of September 18, 2002 -AEterna Details                  1
       Contractual Arrangements Between Shareholders with Respect to the S&P/TSX Composite Index

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                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

                    AEterna Details Contractual Arrangements
        Between Shareholders with Respect to the S&P/TSX Composite Index

QUEBEC CITY, QUEBEC, SEPTEMBER 18, 2002 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) wishes to confirm that, with respect to shareholders' contractual arrangements entered into in connection with the $55 million private placement transaction completed on April 9, 2002, there is no control block, voting group, single shareholder or combination of related shareholders holding more than 20% of AEterna's outstanding subordinate voting shares. Therefore, in AEterna's view, 100% of AEterna's outstanding subordinate voting shares should be considered as its float for the purposes of the S&P/TSX Composite Index.

As part of the private placement transaction, Dr. Eric Dupont, Chairman and CEO of AEterna, in his capacity as a shareholder of AEterna, entered into an agreement with SGF Sante under which he agreed not to take certain corporate actions without the prior written consent of SGF Sante, among them modifications to the articles and by-laws of AEterna, the relocation of AEterna's principal place of business outside of Quebec, a material change to the nature of AEterna's business, a sale of all or substantially all of the assets of AEterna, and any corporate reorganizations involving AEterna. Under the terms of the SGF Sante agreement, Dr. Dupont also agreed to vote all equity shares held by him in favour of an SGF Sante nominee to the board of directors of AEterna, which is currently composed of 8 members, and to select jointly with SGF Sante an additional candidate for AEterna`s board at the annual meeting to be held in 2003. At no time did SGF Sante or Dr. Dupont agree, directly or indirectly, to vote their shares in AEterna together, to consult with one another prior to exercising such voting rights or to give instructions to one another as to how their respective shares should be voted.

Concurrently with the entering into of the SGF Sante agreement, Dr. Dupont entered into a separate, stand-alone agreement with Solidarity Fund QFL, pursuant to which he agreed not to relocate AEterna's principal place of business outside of Quebec without the prior consent of Solidarity Fund. Under this agreement, the consent of Solidarity Fund is not required with respect to any other corporate matters involving AEterna. In addition, this agreement, does not afford Solidarity Fund the right to appoint a nominee to the board of directors of

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AEterna, nor does it provide Solidarity Fund with any voting rights with respect to AEterna.

Solidarity Fund is not a party to the SGF Sante agreement, and SGF Sante is not a party to the Solidarity Fund agreement. There are no agreements or arrangements between SGF Sante and Solidarity Fund concerning the manner in which either of them will exercise the rights conferred to them under their respective agreements. AEterna is not a party to either agreement.

AEterna therefore wishes to confirm that, with respect to the contractual arrangements entered into in connection with the private placement transaction, there are no voting arrangements among SGF Sante, Solidarity Fund and Dr. Dupont as a group.

As at August 30, 2002, SGF Sante beneficially owned 5,333,334 subordinate voting shares of AEterna (representing 14.98% of the issued and outstanding subordinate voting shares of AEterna), Solidarity Fund beneficially owned 4,996,525 subordinate voting shares (representing 14.04% of the outstanding subordinate voting shares) and Dr. Dupont beneficially owned 151,200 subordinate voting shares (representing 0.42% of the outstanding subordinate voting shares). Moreover, Dr. Dupont is the beneficial owner of 4,850,623 multiple voting shares of AEterna.

ABOUT AETERNA AND NEOVASTAT

AEterna is a Canadian biopharmaceutical company and a frontrunner in the development of angiogenesis inhibitor, primarily in oncology.

Neovastat is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer and one Phase II trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and in several European countries.

Atrium Biotechnologies Inc., a 64% owned subsidiary of AEterna Laboratories, develops and markets nutritional supplements as well as active ingredients and fine chemicals intended for the cosmetics, fine chemicals, pharmaceutical, fine chemical and nutritional industries. The Company markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.
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SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30 -

CANADA
Media Relations:                            Investor Relations:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Fax:  (418) 577-7700                        Fax:  (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com


USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax:  (212) 825-3229
E-mail: TheProTeam@aol.com

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AETERNA LABORATORIES INC.

Date:  September 18, 2002              By: /s/Claude Vadboncoeur
     --------------------                  ------------------------------------
                                           Claude Vadboncoeur
                                           Vice President, Legal Affairs and
                                           Corporate Secretary